Nerdy Inc.

9/9/2021 - 8:30 AM EDT

Speaker ID: DEUT001_090921a_Nerdy

Filed by TPG Pace Tech Opportunities Corp.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: TPG Pace Tech Opportunities Corp.

Commission File No.: 001-39595

Nerdy Inc.

September 9, 2021

8:30 AM EDT

Kush Saha:	Hey, Chuck and Jason, it’s great to see you this morning. First of all, it’s a privilege to host you at DB’s Tech Conference this year. For folks who are joining the session today, I’m pleased to introduce Chuck Cohn, Founder, Chairman and CEO, and Jason Pello, CFO of Nerdy. For those who are not familiar with Nerdy, Nerdy is a leader in providing online personalized live learning. You may know the company via its primary consumer brand called Varsity Tutors. The company has partnered with TPG Pace Tech and is going public via a SPAC. The SEC recently declared the company’s S-4 effective, so while it’s currently trading under the ticker PACE, we expect it to begin trading as Nerdy very soon, subject to the shareholder vote next week. Chuck and Jason, good luck in that and we’ll be monitoring that very closely.

By way of background, Chuck founded the company in 2007 during his junior year in college and spent his early career working in Energy & Power Investment Banking at Wells Fargo and Healthcare Private Equity at Ascension Ventures. Chuck bootstrapped Nerdy before leaving his private equity role to focus on growing Nerdy fulltime at the end of 2011. Jason has 18 years of progressive experience in Finance and Accounting. Prior to joining Nerdy, served as Vice President of SAVE-A-LOT.

Gentlemen, welcome. Again, next time we do this in-person, but until then, that’s — we’ll have to deal with this. On that note, let’s dive in. Just also a quick reminder for folks, we won’t have any Q&A in this session, so it’ll be just a quick fireside chat. So Chuck, just to start off here, you built an impressive business. You’ve got a very fascinating background. Can you tell us a little bit about what made you start Varsity Tutors, how has it evolved, how have you built it, and where do you go from here?

Chuck Cohn:	Sure. And thanks for having us on today, Kush, we really appreciate it and thanks for everybody who is tuning in. Look forward to meeting you in-person at next year’s in-person Deutsche Bank Conference.

I started the company based on my own personal experiences. I was in college at the time and the market had an inherent discovery problem. The solutions that existed were largely physical retail and one size fits all, very bland solutions that didn’t leverage technology. And I thought there was an opportunity that evolved the product offering, digitally enhanced it, and really just fundamentally changed the customer experience and what was possible. So the big unlock was we figured out how to scale expert quality and then matching, leveraging technology, and personalizing the experience each step of the way. And the objective here was similar to what has led to success in just about every other category of improving quality, lowering costs and improving convenience. When you can do that, especially in any sort of services-based world, you ultimately take substantial market share and consumers find that compelling.

Nerdy Inc.

9/9/2021 - 8:30 AM EDT

Speaker ID: DEUT001_090921a_Nerdy

One of the things that I think is really interesting here is live used to mean offline. If you wanted to get live expertise, live instruction, live help, it meant you had to do it offline. And now, thanks to Varsity Tutors, you can access that high quality live instruction in any subject, anywhere, and at any time, and it’s all personalized to you. And we’re able to deliver it at scale using technology and AI.

If you look at the business today, the reason that we’re actually accelerating is we built the best product out there, we built the best customer experience, and we’re delivering it across thousands of subjects that delivers this immersive experience that people want. [background feedback noise]. Consumers are increasingly realizing you don’t have to drive to a strip mall, you don’t have to drive to a corporate office park, you can get that help online through the internet and you don’t have to settle on quality.

Kush Saha:	There seems to be a little bit of a feedback, if folks can mute while Chuck is speaking.

Chuck Cohn:	Jason, do you mind muting? Or Rob, I believe? Thanks, guys. All right, did I answer your question, Kush?

Kush Saha:	You did. I mean you’re going to all the students out there looking for help and a lifeline this last year. It’s almost you had — we are in an unfortunate situation right now with the pandemic, but you had a crystal ball and we’re glad you started the business because it sent a lifeline to a lot of students out there the past year and going forward. I think this is a great business and we all need help. So moving on, the business has been doing incredibly well and very excited to see that. Your core One-on-One tutoring program has done well and recently your new classes format as well. Can you give us a sense about the two businesses’ products and how they’ve been growing and how they are being structured?

Chuck Cohn:	Sure, you’re specifically asking about our school product and not the consumer products, is that right?

Kush Saha:	That’s right.

Chuck Cohn:	Okay. Yeah, so our go-to-market strategy has historically been focused on building a leading consumer internet platform and going direct to consumers. And that’s what we’ve done over the course of call it the last 14 or so years since I started the business. Historically, it can take a long time to structure partnerships with schools and to reach students. But that’s all changed and school administrators now understand the importance of acting and acting quickly to address the acute learning loss that are facing students across the country. [background feedback noise]. Rob, I’m getting a little bit of feedback from your side it appears again. And so, I don’t know how much you know about some of the studies that are coming out, Kush, but students are 5 to 9 months behind according to many academic studies in math and reading. It’s just absolutely devastating. We’re in a unique position where we operate the largest platform for tutoring or live instruction in the United States. We have adaptive testing capabilities. We have technology that can scale across hundreds and thousands of subjects. And we found ourselves in this unique position where we felt like we could actually have a real impact and help schools and students on a scale that we’ve never had before.

Nerdy Inc.

9/9/2021 - 8:30 AM EDT

Speaker ID: DEUT001_090921a_Nerdy

One of the things that happened recently is our elected leaders passed the American Rescue Plan stimulus and that provides about $120 billion in total including $24 billion specifically earmarked to help address COVID-related learning loss. And given the magnitude of learning loss that’s occurred, it makes a lot of sense to focus on solutions that are most likely to actually remediate that learning loss. The Department of Education is recommending, rightfully so, that tutoring, specifically high dosage tutoring, meaning frequently, every week, is one of those approved solutions that schools should use. So we recently launched a product called Varsity Tutors for Schools which allows state educational agencies and districts to leverage One-on-One Tutoring and Small Group Tutoring in up to groups of 5 on 1. And they can do so at scale through our Live learning platform and leverage all the adaptive testing capabilities and self-study tools that then encompass this live, interactive, engaging format that’s been proven to deliver real results.

So it’s only been a little while since we announced that product, but we’ve already seen really strong interest, particularly over the last couple of weeks. So since the first week in August, we’ve already had 17 school districts elect to partner with us and we’ve received contractual commitments that will allow us to help thousands and thousands of students with some of these focused programs. So those contracts since just the beginning of August alone totaled more than $3 million in contract value that will allow us to help thousands and thousands of students and we expect that some of those could develop into deeper and larger relationships that allow us to help even more students over the coming years.

You’ve got to look at who is inquiring, who is talking to us, who is expressing interest, it really varies. I mean many of the contracts we’ve signed thus far, those 17 clients and $3 million in bookings, those span mostly smaller and a couple of midsize type school districts. And then the larger school districts that have a little bit more complexity are kind of catching up in the process, figuring out exactly what sort of student support they need. But the need is not specific to school district size. And there are studies coming out now that show that as much as 44% of school districts are planning to do some sort of tutoring program this year which is just completely unprecedented and we’re in this unique and fortunate position where we’re going to be able to help those school districts at scale.

So we’re pretty excited about this. This wasn’t contemplated in our original forecast. But given the intense need that schools and students have across the country, given how well positioned we are to help them meet that need, given the new funding that’s in place, we feel like this is the right time to start building an institutional strategy and we’re really excited by the progress recently including just in the last month or so.

Kush Saha:	That’s really fascinating you’ve been able to develop a product specifically and fill that need if you will, right, for schools. Can you provide a little additional color in terms of since it’s fairly customizable from what I understand, it sounds like if you have a 5th grader, you can have specific programs for 5th graders versus say 8th or 9th graders. So that’s really the beauty of the program, right, in terms of flexibilities, and it can be really molded to what a school district needs as well as what the individual student requires as well?

Chuck Cohn:	Yeah, and even beyond anything you mentioned, one of the features that’s really compelling is we can leverage our adaptive testing capabilities. So even within a given grade, we can group like students together so that the instructor, the tutor, can actually work with students that are of a similar set of needs and foundational educational concepts that need to be taught. So rather than kind of touching on the average, we can group like students together. And we think thereby make way more and better use of our time with those students.

Nerdy Inc.

9/9/2021 - 8:30 AM EDT

Speaker ID: DEUT001_090921a_Nerdy

Kush Saha:	Yeah, that’s phenomenal. So it’s not a one-size-fits-all, it’s a very, very kind of — it can be bespoke and tailored based upon what the needs are for the school district.

Chuck Cohn:	Right, delivered at scale through software.

Kush Saha:	It’s amazing. That is amazing. Just taking a step back, so we have back-to-school right now. We are hearing stories. We all watch the news. We have kids returning to school. And we’re always wondering, what’s going to happen? Are we going to have in-person? Is it going to be, again, a pullback? The driver shortages. What are you seeing on your platform right now in terms of the demand? You’ve probably got I would say kind of the leading indicator if you will for what’s coming. So would love to hear what you think.

Chuck Cohn:	Yeah, so I think the one thing that we’re hearing consistently from both parents, students and schools is they’re looking for certainty in a really uncertain world. So nobody really knows exactly what to expect from back-to-school, but the one thing that they can do is count on consistent educational help and that’s something that we’re able to deliver in any of 3,000 subjects, 4 different learning formats across many different experts at scale. And so there’s a lot of uncertainty and I’m sure that — you alluded to the bus driver shortages and the teacher shortages and schools are struggling particularly with things like after school programs to be delivered. We think we’re in a position where some of the programs that we have can help meet some of those acute problems that schools are facing.

Similarly with consumers, whether it’s the 90,000 students that are already in quarantine right now, or students that are just going back and need to do well in school, we have a variety of solutions in this platform-based approach, that of course is internet enabled, allows us to meet any of those needs regardless of the specific school circumstance. So we feel like we’re in a position to help a lot of people and feel really good going into back-to-school.

And then on your point around kind of early indicators, we actually released some data about a week ago that showed just how quickly demand for tutoring is ramping up from the summer. And as each different wave of schools has gone back over the last 4 weeks, you’ve seen a corresponding rapid increase in demand, increase for tutoring relative to a year ago. So in some cases, for one of the waves specifically, it’s up 93% year-over-year as of the time we released that data. And it’s clear that there’s a very acute need. Parents are aware of how far their kids are behind in school on average. And this past year was a year where people kind of got a year off. There was a pass. Well, it’s a tough year, we’re not going to evaluate grades, or it’s going to be grade optional, open book testing, there won’t be standardized tests. And now, there’s a resumption of this new normal where people recognize the world is chaotic, but you’ve still got to understand the material, you still need to learn foundational education concept, and we’re in a unique position to help people.

Kush Saha:	Yeah. And, Chuck, I can tell you, people got a year off, but not parents. We had to do a lot of tutoring at home. Jason, turning to you, you guys crushed it this first half of the year. What can we expect for the second half?

Nerdy Inc.

9/9/2021 - 8:30 AM EDT

Speaker ID: DEUT001_090921a_Nerdy

Jason Pello:	Yeah, as you mentioned, the team did a really nice job executing on multiple fronts this year. Q2 benefitted from product innovation that started last year and continued into the first half of this year, and we’re also seeing that strong demand for our core One-to-One demand which we expect to continue into the back half of the year with the back-to-school initial results that Chuck mentioned. And that will carry into 2022 as well. We launched several new products and services like Summer Camps, which was our first foray into bundling products. And then we also launched hundreds of Small Group Classes and completed over 50 Star courses in the quarter which are driving engagement and attracting freemium learners at scale.

And all of this growth was completed on a bootstrap budget. We ended the quarter with just $15 million of cash on the balance sheet, and one of the things that’s really exciting about the transaction is that we will be appropriately capitalized with over 10x that amount. And we think that will allow us to think differently and invest more for the longer term and bring some of the what we call shovel ready work to fruition through increased hiring across engineering, product and design.

Kush Saha:	Got it. So, Jason, how should people think about back-to-school or not back-to-school? I mean, does it help you? Does it hurt you? Because it sounds like either way you’ve got a broad range of products, and I don’t want to put words in your mouth. What’s better for you? Kids going to school or studying from home?

Jason Pello:	I think as Chuck mentioned, I think what’s really important is that grades matter again. And students need significant amounts of help. So COVID learning loss is very real. There’s acute need within society right now and we’re poised to be able to help students get back to being successful again.

Kush Saha:	Great. Moving on, tutoring has been around for a long time. How has your approach been different in the sense that obviously you can provide this via internet, but just from a holistic perspective, how is your approach different than what we have seen? As you look at the addressable market for your services, it feels like there’s a lot of multiple different opportunities. Can you talk to us a little bit about that?

Chuck Cohn:	Sure. We’re taking a pretty different approach. As you referenced, tutoring has been around a while, like thousands and thousands of years. But what we’re doing that’s different is we figured out how to maintain an incredibly high-quality bar, but do so efficiently and pass along the value to consumers in a way that’s deeply personalized and gives them an exceptional customer experience. And so once upon a time I used to know and interview each and every prospective expert for the platform at a coffee shop and would spend hours getting to know them, testing them, listening to mock lesson plans. And that of course was very labor intensive, but that’s what’s necessary in order to — that sort of experience is what’s necessary in order to deliver quality.

And what we’ve done over time is maintain an incredibly high quality bar, but apply software and eventually machine learning and artificial intelligence to figure out how we scale expert acquisition, match learners to the exact right experts for their specific needs using machine learning algorithms that take into account the entire base of data that we have available to us, and then personalize that experience by leveraging adaptive testing capabilities and building deep and lasting relationships with students in a way that hasn’t been done before.

So you can learn any of 3,000 subjects. We’ve brought together 4 different learning formats to create something that is really immersive, where you can learn in a one-on-one small group, large format, livestream class with up to 15,000 people, and adaptive testing as I had referenced. And when we’ve brought them together, the net effect is way greater and better than any individual component. We’ve seen retention go up, engagement go up, customer satisfaction go up. We can just meet students’ needs in ways that weren’t possible in the offline world, haven’t been done by others in the online world, and we think set us up to build deep relationships and keep customers over many years across all student age groups through this platform and software-oriented approach.

Nerdy Inc.

9/9/2021 - 8:30 AM EDT

Speaker ID: DEUT001_090921a_Nerdy

Kush Saha:	Got it. It sounds like you’re using data quite effectively, right? Which in offline setting, you don’t have access to the data, you don’t have access to the feedback. And you have data over several sessions and it can also be personalized for the specific individual based on strengths and weaknesses, etc., and use the matching algorithm as you just said to improve the experience. That’s very fascinating.

Chuck Cohn:	Yeah, and that’s one of the things that as we like look to the full year forecast, the momentum we have with back-to-school, the beats we had in Q1 and Q2, and think about how we’re leveraging that data and the work we’re actually doing to improve it and extend lifetime value, extend relationships, that’s one of the things that’s just building momentum in the business and in the forecast. And in connection with a few other things like all the engagement we’re seeing through our multimodality strategy, like layering on top the school product, which wasn’t contemplated in the plan, as we look towards the end of the year and into 2022, that’s one of the things that just makes us feel really good about how everything is going and the traction we’re seeing. And our ability to deliver effectively and really just make the most of a very, very significant financial opportunity that does a lot of good in the world at the same time. So we feel great about how all of this work, including the ML algorithms and matching that we do actually builds towards just a fantastic 2022. Kind of the wind is at our back and there’s a lot of things going well that weren’t contemplated in the plan.

Kush Saha:	That’s terrific. Just going back to the product for the school districts, can you give us a sense of how many school districts there are? There seems to be a huge opportunity there and I don’t think anyone else doing it the way you are. Can you just touch upon that as well?

Chuck Cohn:	There’s 15,000 school districts in the United States. It’s kind of a little bit of a power law distribution to size by school. You can see that we’ve signed 17 of the 15,000 and roughly half of all school districts are interested in some sort of program. And so we’re actively working through how we appropriately scale our systems to meet some of the larger customer needs and make sure that we’re in a position to deliver on the customer promise that we’re making about remediating COVID learning loss at scale a way that we can be really proud about. So with a lot of these relationships, our expectation is for the $3 million of bookings I referenced, that they start off with a segment of students, and then after we implement those programs, deliver on them, that there’s an opportunity to significantly expand and deepen those relationships over time in addition to just continuing to meet the needs of all the customers who are coming inquiring today. There’s lots and lots and lots of schools that we’re talking to.

Jason Pello:	To maybe add financially on that, you know, internally we talked at our Investor Day about trying to build 100 $100 million businesses. And we think that this Varsity Tutors for Schools opportunity could be the fastest one to achieve that mark.

Kush Saha:	Yeah, it sounds like with the number of school districts out there, you’re really scratching the surface. And I’m sure there’s word of mouth and as one school district talks to the other, they’ll probably say it’s like the Intel inside analogy. It’s going to be Nerdy inside, right?

Nerdy Inc.

9/9/2021 - 8:30 AM EDT

Speaker ID: DEUT001_090921a_Nerdy

Chuck Cohn:	I like that. I like that. I would mention — I’ve obviously mentioned why we’re so excited about the consumer opportunity and you’ve seen that in our Q1 and Q2 numbers. But this is the sort of opportunity that could be as big as — the institutional opportunity here could be as big as the consumer opportunity. We’re pretty excited about our opportunity to help more students than ever before.

Kush Saha:	Yeah. So on that point, as I think about demand, the demand is there. It’s big. In a marketplace of supply, and from your perspective it’s a very fragmented supply as well and the more fragmented, it’s a stronger flywheel effect, how do you — can you talk to us about how you’re able to fulfill that demand and find the right kind of professionals to tutor and what’s the strategy around that?

Chuck Cohn:	Sure. From the expert perspective, there are people that are interested in doing valuable work, teaching students, imparting new skills. It’s something that you can feel really rewarding and proud of. The demand tends to be in evenings, after school or after work, so after kids are studying, after school they’re studying for homework, or after work people are learning new skills. And so that allows us to pair effectively the entire educated workforce in the United States with learners who need their specific skillset. And it’s a job you can do from home, it’s really rewarding and we’ve significantly increased our relationship with the top experts over the course of the past year. So you see something like 31% increase in sessions per expert which is a measure of engagement. We saw that occur while we actually grew the number of experts on the platform by 26%. So it’s very scalable.

And then in terms of the actual process, we leverage technology including machine learning and adaptive testing to evaluate who is good at scale before they come onto the platform so that we can assure a great experience. And then we have, again, matching algorithms to leverage machine learning to pair each student to the expert who can best help them. That’s something that drives really strong retention and LTV when we get the match right. You can find somebody that teaches just for you. And when there’s thousands and thousands of people available, there’s an opportunity to leverage that vertically integrated dataset to an extent that just isn’t possible offline when you’re looking at somebody in your geography.

Kush Saha:	I’m sure that helps you with your retention rates and your retention curves, etc. Look, I’m quite nerdy about retention and data and these companies like yours, right? Can you talk to me about your LTV curves and how they’ve been improving over time? And as we think about LTV to CAC and those kinds of metrics which are really core to marketplaces, can you talk to us about that and what you see?

Chuck Cohn:	Sure. In our most recent investor deck on our website, nerdy.com, you can actually see the revenue cohort curves associated with at least the last 5 quarters I believe. As we’ve been able to lean into ML matching, as we’ve been able to enhance this multimodality experience that’s very immersive, that gives people more and more reasons to come back, more and more subjects they can learn however they want, we’ve seen a corresponding shift in the retention and ultimately spend of each of those different cohorts. So if you look at some of the underlying data, customers are happier. They are using more sessions. They are coming back and engaging in other free activities that you can now do on the platform like participating in a celebrity-led class that’s led by say, Bill Nye the Science Guy or the Chief Information Security Officer of Coinbase. Really cool people whose credibility is conveyed to the platform. And so you can see all of these product enhancements we’ve made as well as underlying delivery improvements manifesting in deep relationships with customers where they actually come back, they use more sessions, they do more sessions, and then they ultimately spend more.

Nerdy Inc.

9/9/2021 - 8:30 AM EDT

Speaker ID: DEUT001_090921a_Nerdy

So we’ve seen pretty dramatic improvements in LTV over the course of the last, call it, 5 quarters or so. So we’re pretty excited about how the work we’re doing today builds into Q3 and Q4 and sets us up for a lot of success in 2022. Because a lot of what we need to do is just work and we’re basically just going through and applying that deeper relationship to more and more cohorts of customers and shifting them from one level of engagement and retention to a much deeper one that they really appreciate.

Kush Saha:	Got it. And just dovetailing into that, and Jason you spoke about building 100 $100 million businesses, right? So from a product perspective, what’s your product pipeline like? And can you give us some insight into the product for school districts? I mean that’s pretty innovative. Like what’s your time to creating a product and commercializing it, I guess? Clearly, you are a multiproduct company and you have a great track record of building new products.

Jason Pello:	Yeah, no, absolutely. The last 18 months, the company has really been able to bring new products to the market. We’ve got Camp subscriptions that just recently were announced, afterschool programs to fill that void. We’ve got a professional business that’s growing rapidly. And then we’ve also got a nascent international business that continues to grow at a nice pace. So multiple vectors for growth that we’re really excited about.

Kush Saha:	Great. Rob, just doing a time check here, do we have about 5 minutes left?

Chuck Cohn:	I can spare 5 minutes.

Kush Saha:	So the last few questions, so from a competitive landscape perspective, who do you think are your competitors and how are you differentiated against them?

Chuck Cohn:	This is a highly, highly competitive — sorry, highly, highly fragmented market. If you look at the actual market, there’s thousands and thousands of mom & pop companies. There’s hundreds of little websites and directories. There’s the Craig’s Lists of the world. And so from our perspective — learning centers. You have professional training companies. It’s very, very fragmented. And what we’re doing here that’s so different is, because people can now access live instruction through the internet in any subject, at scale in a high-quality manner, you’re seeing demand shift from offline to online. And when that happens, demand in effectively every industry, and this will be the same, accrues to the product market leader. And so we think given our head start in this area, we’ll get a disproportionate amount of consumer interest and demand when the best product is a click away and as demand shifts to online. And there’s lots of studies coming out now that predict that the offline to online learning adoption curve will be at something like a 30% annual CAGR. So we really think we’ve got a lot of wind at our back. And you’re actually seeing that in our back-to-school numbers, related to the tutoring demand that we shared, and there’s just a lot of excitement among consumers. Consumers are something like 90% likely to use online learning products over the course of the next year. So it’s just a complete change in the consumer mindset. Grades matter again. You can get tested again. And we’re feeling really good about kind of all these different factors lining up for us to help more students than ever before in Q3 and Q4 and 2022 and beyond.

Jason Pello:	And maybe to that point, as part of our Q3 earnings announcement, we expect to provide Q4 guidance and then update our guidance for 2022 as well.

Kush Saha:	That’s terrific. Looking forward to that and good luck on the rest of the year. A quick question, I know your vote is next week. Can you talk to us a little bit about, as we think about SPACs and cash, minimum cash, etc.? Could you touch upon that?

Nerdy Inc.

9/9/2021 - 8:30 AM EDT

Speaker ID: DEUT001_090921a_Nerdy

Jason Pello:	Yeah, certainly. One of the reasons that we chose to go the SPAC route was because we thought we could better capitalize the balance sheet compared to a traditional IPO. We expect that to be the case and as I mentioned earlier, with the increased cash relative to the historical amounts we’ve had where we were rate limited instead of the amount of work we could accomplish and innovation we could bring to market, we feel really good about where we’ll end up and look forward to continuing to drive growth.

Kush Saha:	Great. And then from a timing perspective, vote next week. Can we expect to, knock on wood, everything goes well, to hear by the end of the week or week after?

Chuck Cohn:	Absolutely. We think the week after, early the week after.

Kush Saha:	Great. Any closing thoughts? This has been a terrific session. You’ve built an amazing business and the epiphany you had back when you were in college in the dorm room starting the business, it’s phenomenal to see the business growing. And it’s fulfilling such a critical need today. You had that foresight and it’s just evolved and was inevitable. So any closing thoughts as we wrap this up?

Chuck Cohn:	Yeah. And to your point, Kush, it is really rewarding and there’s a very clear connection between the work that we do, the products that we build, the commercial success we have and the extent to which we help people. But I guess in closing, if you look at the core business, our consumer business, and all that momentum we’ve had year-to-date, the fact that we’re seeing demand for tutoring increase so quickly, that all carries into 2022 just like it did last year in terms of building momentum into 2021. And then we have these new vectors of growth like schools that are just very, very significant and material proportions that can get layered on top. And that’s something that just makes us feel really good. There’s systemic issues as well that we’re going to be able to help address. You have COVID learning loss that can take, according to some estimates, a decade or more, maybe never, to fully remediate. So the important thing is that people around the country are kind of rallying around this cause, recognizing that tutoring and focused intervention can drive differential outcomes and it’s worth investing in. We’re really excited to play a part there.

And the consumer model in addition to schools continues to go well. We’re going to continue to build more immersive experiences, we’re going to continue to build through this platform-oriented approach that can power both the institutional strategy as well as the consumer strategy. And we’re going to release new products. You saw an announcement this week that we launched a subscription product, After School Clubs, where if you aren’t able to go and do extracurriculars, if you want to do different types of extracurriculars than your school offers, you can do those through a subscription format online. That’s something that people want and we’re excited to deliver that we think has a huge market need. But it piggybacks off of all of this infrastructure where we’re able to take ideas like that and then apply it to net new areas beyond K-12 including professionals. So we feel really good and we’re excited to be in a position pretty soon where we’re going to have 10x the capital that we do today which allows us to act differently, think differently, invest differently, and grow differently. So we really appreciate you having us on today and looking forward to doing this next year in person.

Kush Saha:	Yeah, likewise. It’s been fun and we are excited to be a part of your journey.

Chuck Cohn:	Thank you, Kush.

Kush Saha:	Take care, guys. Thank you.

Nerdy Inc.

9/9/2021 - 8:30 AM EDT

Speaker ID: DEUT001_090921a_Nerdy

About Nerdy

Nerdy is a leading curated direct-to-consumer platform for live online learning. Nerdy’s mission is to transform the way people learn through technology. The Company’s purpose-built proprietary platform leverages technology, including AI, to connect learners of all ages to experts, delivering superior value on both sides of the network. Nerdy’s comprehensive learning destination provides learning experiences across 3,000+ subjects and multiple formats – including one-on-one instruction, small group classes, large format group classes, and adaptive self-study. Nerdy’s flagship business, Varsity Tutors, is one of the nation’s largest platforms for live online tutoring and classes. Learn more about Nerdy at https://www.nerdy.com/.

No offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed business combination between Nerdy and TPG Pace Tech Opportunities Corp. (“TPG Pace”) or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except in a transaction exempt from registration under the Securities Act or by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and applicable regulations in the Cayman Islands.

Important Information for Investors and Shareholders

In connection with the proposed business combination, TPG Pace filed a registration statement on Form S-4 and the related proxy statement/prospectus with the SEC on March 19, 2021 (along with any subsequent amendments thereto), (the “Registration Statement”). Additionally, TPG Pace will file other relevant materials with the SEC in connection with the proposed business combination. The materials filed or to be filed by TPG Pace with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. Investors and security holders of TPG Pace are urged to read the proxy statement/prospectus and the other relevant materials when they become available before making any voting or investment decision with respect to the proposed business combination because they contain or will contain important information about the business combination and the parties to the business combination.

Participants in the Solicitation

TPG Pace, Nerdy and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Tech Opportunities in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Tech Opportunities’ executive officers and directors in the solicitation by reading TPG Pace’s initial public offering prospectus, which was filed with the SEC on October 8, 2020, and the Registration Statement and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, will be set forth in the proxy statement/prospectus relating to the business combination when it becomes available.

Forward Looking Statements

The information included herein and in any oral statements made in connection herewith include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements, other than statements of present or historical fact included herein, regarding the proposed business combination, TPG Pace Tech Opportunities’ ability to consummate the transaction, the benefits of the transaction and TPG Pace Tech Opportunities’ future financial performance following the transaction, as well as TPG Pace Tech Opportunities’ strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects, plans and objectives of management are forward-looking statements. When used herein, including any oral statements made in connection herewith, the words “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates,” “forecasts”, “guidance”, the negative of such terms and other similar expressions are intended to identify forward looking statements, although not all forward-looking statements contain such identifying words. These forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events. Except as otherwise required by applicable law, TPG Pace Tech Opportunities disclaims

Nerdy Inc.

9/9/2021 - 8:30 AM EDT

Speaker ID: DEUT001_090921a_Nerdy

any duty to update any forward-looking statements, all of which are expressly qualified by the statements in this section, to reflect events or circumstances after the date hereof or any new information. TPG Pace Tech Opportunities cautions you that these forward-looking statements are subject to risks and uncertainties, most of which are difficult to predict and many of which are beyond the control of TPG Pace Tech Opportunities. These risks include, but are not limited to, (1) the inability to complete the transactions contemplated by the proposed business combination; (2) the inability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, and the ability of the combined business to grow and manage growth profitably; (3) any inability of Nerdy to adequately protect its intellectual property; (4) any security breaches, loss of data or other disruptions; (5) any loss of key employees, including Nerdy’s Founder, Chairman and Chief Executive Officer; (6) effects on TPG Pace Tech Opportunities’ public securities’ liquidity and trading; (7) the market’s reaction to the proposed business combination; (8) the lack of a market for TPG Pace Tech Opportunities’ securities; (9) TPG Pace Tech Opportunities’ financial performance following the proposed business combination; (10) costs related to the proposed business combination; (11) changes in applicable laws or regulations; (12) the possibility that the novel coronavirus (“COVID-19”) may hinder TPG Pace Tech Opportunities’ ability to consummate the business combination; (13) the possibility that COVID-19 may adversely affect the results of operations, financial position and cash flows of TPG Pace Tech Opportunities or Nerdy; (14) the possibility that TPG Pace Tech Opportunities or Nerdy may be adversely affected by other economic, business and/or competitive factors; and (15) other risks and uncertainties indicated from time to time in documents filed or to be filed with the SEC by TPG Pace Tech Opportunities. Should one or more of the risks or uncertainties described herein and in any oral statements made in connection therewith occur, or should underlying assumptions prove incorrect, actual results and plans could differ materially from those expressed in any forward-looking statements. Additional information concerning these and other factors that may impact TPG Pace Tech Opportunities’ expectations and projections can be found in TPG Pace Tech Opportunities’ initial public offering prospectus, which was filed with the SEC on October 8, 2020, and the Registration Statement. In addition, TPG Pace Tech Opportunities’ periodic reports and other SEC filings are available publicly on the SEC’s website at www.sec.gov.

Additional Information About the Business Combination and Where to Find it

A full description of the terms of the proposed business combination has been provided in the Registration Statement, which includes a proxy statement for the stockholders of TPG Pace Tech Opportunities that also constitutes a prospectus of Nerdy. TPG Pace Tech Opportunities urges investors, stockholders and other interested persons to read, when available, the preliminary proxy statement/prospectus as well as other documents filed with the SEC because these documents will contain important information about TPG Pace Tech Opportunities, Nerdy and the business combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus to be included in the Registration Statement will be mailed to stockholders of TPG Pace Tech Opportunities as of a record date to be established for voting on the proposed business combination. Stockholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Tech Opportunities, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Contacts

Nerdy

press@nerdy.com

ICR for Nerdy

investors@nerdy.com